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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                JTS CORPORATION
                                (NAME OF ISSUER)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  465940 10 4
                                 (CUSIP NUMBER)

                                  SAM TRAMIEL
                           455 SOUTH MATHILDA AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 328-0900
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JULY 30, 1996
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                               page 1 of 6 pages
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- --------------------------------------------------------------------------------
CUSIP NO. 465940 10 4                                      13D
- --------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS:  Jack Tramiel

             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS     ###-##-####
- --------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a) / / (b) /X/
- --------------------------------------------------------------------------------
    3        SEC USE ONLY
- --------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (See Instructions)

                      OO
- --------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e) / /
- --------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States
- --------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                         741,611
            NUMBER
              OF
            SHARES
         BENEFICIALLY
           OWNED BY
           REPORTING
            PERSON
             WITH

                       ---------------------------------------------------------
                        8       SHARED VOTING POWER
                                      11,753,005
                       ---------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                         741,611
                       ---------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER
                                      11,753,005

- --------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      12,494,616
- --------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*  / /
- --------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                      12.2%
- --------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                                      IN
- --------------------------------------------------------------------------------


                                                               page 2 of 6 pages
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ITEM 1.           SECURITY AND ISSUER
         This statement relates to the Common Stock, $.001 par value (the "Common Stock") of JTS Corporation, a Delaware corporation, formerly known as JT Storage, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 166 Baypointe Parkway, San Jose, CA 95134.

ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is filed by Jack Tramiel. I am self-employed and serve as a director of the Issuer, a manufacturer of hard disk drives for computers. I serve as a director of Issuer and am a U.S. citizen. My business address and address of Issuer is 166 Baypointe Parkway, San Jose, CA 95134.

         During the last five years, I have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have I been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which I am or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock of the Issuer reported as beneficially owned in Item 5 hereof were acquired by me in consideration of exchanging 12,490,616 shares of common stock and options to purchase 20,000 shares of the common stock of Atari Corporation ("Atari") pursuant to a merger of Atari with and into Issuer. Of the 12,490,616 shares of common stock of Atari, 11,597,315 shares were held by my wife, Helen Tramiel, and 155,690 shares were held by my wife as trustee for the benefit of my minor grandchildren. The remaining 737,611 shares and options to purchase 20,000 shares of common stock of Atari were held by me. The price of common stock of Atari on the date of the aforementioned exchange was $5.3125 per share.

ITEM 4.           PURPOSE OF THE TRANSACTION

         I acquired the shares of Common Stock because I believe they represent an opportunity for an attractive return. I am considering a number of alternatives for maximizing the return on the shares of Common Stock, including one or more of the following:

         (a)      holding the Common Stock for investment;

         (b)      continuing to serve as a director of Issuer; and

         (d) continuing to work with the management of Issuer in order to improve Issuer's business, prospects and financial condition.


                                                               page 3 of 6 pages

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         Other than the foregoing, I have yet to form any specific intent as to the direction I intend to take with respect to the Common Stock reported as beneficially owned in Item 5 hereof or with respect to the Issuer.

         Subject to applicable legal requirements, I may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on my evaluation of the Issuer's business, prospects and financial condition, the markets for the Common Stock, other developments concerning the Issuer, other opportunities available to me, and general, economic, money and stock market conditions. In addition, depending upon the factors referred to above, I may dispose of all or a portion of my shares of Common Stock at any time.

         Except as disclosed in or otherwise contemplated by this Schedule 13D, I do not have any plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.


                                                               page 4 of 6 pages

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         I am the beneficial owner of 12,494,616 shares of Common Stock. I beneficially own 12.2% of the outstanding Common Stock. I have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 737,611 shares and options to purchase 4,000 shares of Common Stock. I have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of 11,753,005 shares of Common Stock of which 11,597,315 shares of Common Stock are held by my wife, Helen Tramiel, and 155,690 shares are held by my wife as trustee for the benefit of my minor grandchildren.

         The shares of Common Stock of the Issuer reported as beneficially owned in this Item 5 were acquired by me in consideration of exchanging 12,490,616 shares of common stock and options to purchase 4,000 shares of the common stock of Atari pursuant to a merger of Atari with and into Issuer. The price of common stock of Atari on the date of the aforementioned exchange was $5.3125 per share.

         My wife, Helen Tramiel, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 11,753,005 shares of Common Stock held by her and 155,690 shares held by her as trustee for the benefit of my minor grandchildren.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         I do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 9, 1995

                                               By: /s/ Jack Tramiel
                                                   -----------------------
                                                   Jack Tramiel